** AH 3/5/2003

dg 3/7/03

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 4 2003
WASH. D.C. 181

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

SEC FILE NUMBER
8- 52285

03014492

FACING PAGE

Information Required of Brokers and Dealers [illegible] the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ledgewood Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 West End Avenue
(No. and Street)

Somerville (City) New Jersey (State) 08876 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wofchuck (908) 252-2890
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor & Co.
(Name — if individual, state last, first, middle name)

160 Broadway-Room 800 Front (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 20 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert Wofchuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgewood Capital Management LLC (A Limited Liability Company), as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Robert Wofchuck
Signature

Partner
Title

Notary Public 2-19-03
MARIA B. MALYSA
A Notary Public Of New Jersey
My Commission Expires September 24, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Computation of Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 27, 2003

Ledgewood Capital Management LLC
(A Limited Liability Company)
80 West End Avenue
Somerville, New Jersey 08876

Attention: Board of Managers

Gentlemen:

We have audited the accompanying Statement of Financial Condition as at December 31, 2002, of Ledgewood Capital Management LLC (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Partners Equity and Statement of Cash Flow for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also includes assessing the accounting principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the financial position of Ledgewood Capital Management LLC (A Limited Liability Company) as at December 31, 2002, and the results of their operations, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W. Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS:		
Cash in banks		$ 12,854.45
Due from clearing brokers		84,295.13
Securities-owned, at Market		77,000.00
Total current assets		174,149.58
PROPERTY AND EQUIPMENT:		
Furniture and equipment	$6,458.62	
Accumulated depreciation	3,307.00	
		3,151.62
Equipment	4,783.50	
Accumulated depreciation	3,166.00	
		1,617.50
Computer equipment	5,616.21	
Accumulated depreciation	5,616.21	
		-0-
Leasehold improvements	5,026.58	
Accumulated depreciation	4,201.00	
		825.58
		5,594.70
OTHER ASSETS:		
Prepaid expenses		4,644.00
Security deposit-rent		8,629.81
Orginization costs	7,500.00	
Accumulated amortization	3,750.00	
		3,750.00
Due from clearing broker		20,000.00
Account receivable		10,000.00
		47,023.81
Total assets		$226,768.09
LIABILITIES AND PARTNERSHIP CAPITAL		
CURRENT LIABILITIES:		
Accounts payable		$ 2,109.48
Security deposit-held		4,190.11
Total current liabilities		6,299.59
PARTNERSHIP CAPITAL:		
Statement attached		220,468.50
Total Liabilities and Capital		$226,768.09

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2002

Note 1:

The Statement of Finqncial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting princiles and are unconsolidated.

Note 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

Note 3:

The clearance brokers accounts are used for receipts and delivery of all security transactions of the Partnership, with an agreed charge for each transaction.

Note 4:

The accounts payable are due for the current period ending December 31, 2002.

Note 5:

The security deposit held is for a Sub-lease Tenant in accordqnce iwth terms and conditions of the Sub-lease.

Note 6:

The lease for the premises edpires on April 30, 2003, with annual rent of $50,400.00, payable monthly in advance at $4,200.00 per month, with a deposit held of $8,609.81.

Note 7:

A Sub-lease exists for the premises, to expire on April 30, 2003, with a monthly rent of $2,060.00, in advance with a deposit of $4,190.11 held.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN PARTNERS EQUITY
FOR ONE YEAR ENDED DECEMBER 31, 2002

	TOTAL	ROBERT WOFCHUCK	JOSEPH WOFCHUCK
Balance at beginning of period, January 1, 2002	$203,653.91	$178,588.80	$25,065.11
Net income for period ending December 31, 2002	16,814.59	16,479.00	335.59
Balance as at end of period December 31, 2002	$220,466.50	$195,067.80	$25,400.70

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2002

INCOME:

From commissions		$ 59,134.07
From interest		3,329.30
From trading securities		27,737.25
From reimbursement of expenses		147,000.00
From rental income		26,119.22
		263,319.84

EXPENSES:

Accounting and legal	$22,161.83	
Advertising	300.00	
Clearance charges	24,394.68	
Contributions	3,562.00	
Depreciation and amortization	4,369.00	
Entertainment	7,768.37	
Equipment rental	9,459.58	
General and miscellaneous	6,842.53	
Insurance	14,373.57	
Office	6,917.39	
Registration and assessments	902.00	
Rent	53,199.34	
Repairs and maintenance	2,124.75	
Salaries - clerical	41,829.11	
- guarantee (RW)	20,000.00	
- processing expense	850.20	
Telephone	9,429.34	
Travel	12,897.73	
Taxes:		
Employee payroll	4,395.83	
Other	728.00	
		246,505.25
Net income for period		$ 16,814.59

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2002

Cash balance at beginning of period:			
January 1, 2002			$13,266.26
ADD:			
From operations:			
Net income as reported	$16,814.59		
Add:			
Depreciation and amortization	4,369.00	$21,183.59	
From non-cash activity:			
Increase in security deposit		45.56	
		21,229.15	
Less:			
Decrease in accounts payable	5,484.86		
Increase in prepaid expense	4,644.00		
Increase in accounts receivable	10,000.00		
Increase in due from clearance	1,282.29		
Increase in security deposit	229.81		
		21,640.96	
			411.81
Cash balance at end of period: December 31, 2002			$12,854.45

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

Ledgewood Capital Management LLC
(A Limited Liability Company)
80 West End Avenue
Somerville, New Jersey 08876

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of Ledgewood Capital Management LLC (A Limited Liability Company), as at December 31, 2002, and have issued our report thereon, dated February 27, 2003.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. This information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the Basic Financial Statements taken as a whole.

DATED: February 27, 2003

Robert W. Taylor, Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2002

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$220,468.50
3	Total ownership equity	$220,468.50
5	Total capital	$220,468.50
6	Deduction and/or charges:	
A	Total non-allowable assets	52,618.31
8	Net capital	167,850.19
9	Haircut on securities:	
C4	Other securities	1,540.00
10	Net capital	$166,310.19

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 420.00
12	Minimum dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$ 116,310.00
15	Excess net capital at 1000%	$ 166,680.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT DECEMBER 31, 2002

FOCUS NUMBER

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 6,299.59
19	Total aggregate indebtedness	$ 6,299.59
20	Percentage of aggregate indebredness to net capital	.08%

SCHEDULE IV

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement as all customer transactions are cleared through an other broker-dealer, on a fully disclosed basis, and exemption is claimed under C (k) (2) (11), and clearing firm is Donaldson, Lufkin & Jenrette.

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Audit Report	$166,310.19
Net capital per Focus Report	166,309.00
Difference	$ 1.19
Aggregate indebtedness per Focus Report	$ 6,300.00
Aggregate indebtedness per Audit Report	6,299.59
Difference	$ .41

Note:
Differences of $1.19 and $.41, respectively are deemed immaterial, and comes from rounding-off.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT DECEMBER 31, 2002

SCHEDULE V11

STATEMENT OF MATERIAL INADEQUACIES
RULE 17a-5 (J)

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 27, 2003

National Association of Securities
Dealers, Inc.
Regulation Inc. / Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MN 20850

Re: Ledgewood Capital Management LLC
(A Limited Liability Company)
SIPC Contribution
For Year Ending December 31, 2002

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that Ledgewood Capital Management LLC (A Limited Liability Company), SEC File No. 8-52285, is a member of SIPC, and has complied with all report requirements.

Form SIPC-4, for the Calander Year 2002, was filed on January 15, 2002, and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W. Taylor